           ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                          WORCESTER, MASSACHUSETTS


VIA EDGAR

July 24, 2001

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, NW
Washington, DC 20549

Re: Withdrawal Request of Post-Effective Amendment No. 2 under The Securities
    Act of 1933 and Amendment No. 61 under The Investment Company Act of 1940-Form N-4 (File Nos. 333-38274 and 811-06293) Separate Account VA-K of Allmerica Financial Life Insurance and Annuity Company ("Registrant")

Ladies and Gentlemen:

Please consider this letter an application to the Securities and Exchange Commission (the "Commssion") pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), requesting withdrawal of the Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for Allmerica Financial Life Insurance and Annuity Company (File No. 333-38274 and 811-06293) EDGAR accession number 0000912057-01-524430 filed with the commission via EDGAR on July 19, 2001.

The filing includes a Prospectus for the variable annuity contracts offered by the Registrant. The purpose of the filing was to revise certain product features, primarily through the elimination of surrender charges. The filing incorrectly included examples and other disclosure that indicated the surrender charges would still apply under certain circumstances.

If you have any questions on this filing, please contact the undersigned at (508) 855-4194.

                                    Sincerely,

                                    /s/ Sheila B. St. Hilaire

                                    Sheila B. St. Hilaire
                                    Assistant Vice President and Counsel